UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51536 / April 12, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11830

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In the Matter of :	
:	ORDER MAKING FINDINGS AND
ADVANCED SOLUTIONS & :	REVOKING REGISTRATION BY
TECHNOLOGIES, INC., :	DEFAULT AS TO COMPARATOR
COMPARATOR SYSTEMS CORP., :	SYSTEMS CORP., AND SHAMAN
EMERGING ENTERPRISE SOLUTIONS, :	PHARMACEUTICALS, INC.
INC., and :	
SHAMAN PHARMACEUTICALS, :	
INC. :	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 15, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that all Respondents have securities registered under Section 12(g) of the Exchange Act and all Respondents are seriously delinquent in filing the periodic reports required by Section 13(a) of the Exchange Act and rules thereunder. Rule 13a-1 requires issuers to file annual reports, Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports, Forms 10-Q or 10-QSB.

The Division of Enforcement (Division) and the Secretary of Advanced Solutions Technologies, Inc., have entered a settlement agreement, which they will submit to the Commission's Secretary for action pursuant to delegated authority. The Division will file a motion for summary disposition as to Emerging Enterprise Solutions, Inc., which filed an answer but did not participate in the April 1, 2005, prehearing conference.

The Commission served the OIP on Comparator Systems Corp. (Comparator) by certified mail and by personal delivery on registered agents and others in mid- to late-February and on Shaman Pharmaceuticals, Inc. (Shaman), by personal service on the Secretary of State, Division of Corporations for the State of Delaware, on February 16, 2005. Comparator and Shaman did not file an answer to the OIP within ten days of service of the OIP, and did not participate in the prehearing conference on April 1, 2005, of which they had notice. Accordingly, I find that Comparator and Shaman are in default. OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP as to Comparator and Shaman to be true.

Comparator is a Colorado corporation with its last known offices in Orange, California, and a class of securities registered with the Commission under Section 12(g) of the Exchange Act.[1] On September 16, 1996, the Commission obtained a permanent injunction against Comparator in the United States District Court for the Central District of California. SEC v. Comparator Systems Corporation, Civ. Act. No. 96-3856 (LGB)(JG) (C.D. Cal. May 31, 1996). The injunction enjoined Comparator and its officers and agents from causing Comparator to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, as well as from violations of the antifraud and books and records provisions of the securities laws. Comparator has a "dissolved" corporate status with the Colorado Secretary of State. As of November 30, 2004, Comparator was quoted on the Pink Sheets.[2] During the six months ending April 7, 2004, Comparator had an average daily trading volume of more than 100,000 shares.

Comparator has violated the permanent injunction issued on September 16, 1996, and is delinquent in its periodic filings with the Commission. It has not filed a periodic report since the period ending December 31, 1997. (See OIP, Appendix 1.) Comparator has not filed quarterly or annual reports for any period in 1998, 1999, 2000, 2001, 2002, 2003, and three quarters of 2004, for a total of twenty-seven delinquent reports. (OIP, Appendix 1.)

Shaman is a Delaware corporation whose last known headquarters was located in San Francisco, California.[3] Shaman has a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Shaman is delinquent in its periodic filings and has not filed a periodic report since the period ending March 31, 2001. (See OIP, Appendix 1.) For the three months ending March 31, 2001, Shaman reported assets of $941,712, liabilities of $8,897,111, and a net loss of $249,580. On January 5, 2001, Shaman filed for bankruptcy in the United States Bankruptcy Court for the Northern District of California. The initial filing made under Chapter 11 of the United States Bankruptcy Code was later converted to Chapter 7. Shaman has a "void" corporate status with the Delaware Secretary of State. As of November 30, 2004, Shaman was quoted on the Pink Sheets. During the six months ending April 7, 2004, Shaman had an average daily trading volume of more than 100,000 shares. Shaman had an average daily trading volume of 55,103 shares for the six months ending August 24, 2004.

Based on these facts, I find that Comparator and Shaman have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. I find further that it

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[1] According to the OIP, Comparator's stock symbol is IDID. The OIP also gives one other identifying symbol CIK 277809, which is the Central Index Key and is used to track filings.

[2] "Pink Sheets [are] a daily publication of the National Quotation Bureau that details the bid and asked prices of over-the-counter (OTC) stocks not carried in daily OTC newspaper listings of NASDAQ." Dictionary of Finance and Investment Terms, 419 (4th ed. 1995).

[3] According to the OIP, Shaman's stock symbol is SHPH and it is identified as CIK 891933.

is necessary for the protection of investors to revoke the registration of securities of Comparator and Shaman.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of securities of Comparator Securities Corp., and Shaman Pharmaceuticals, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge